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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Xgains4keeps Inc

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

7375

(Primary Standard Industrial Classification Code Number)

27-0450053

(I.R.S. Employer Identification Number)

96 Knapmill Road, Bellingham, London, SE6 3TE. UK. +447888023784

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ▪

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Class A Common Stock	$600,000	$76.20

(1) Estimated Solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o).

(2) Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Prospectus (Subject to Completion)

Dated February 2nd 2012

Shares



<u>**Class A Common Stock**</u>

Xgains4keeps Inc is offering for sale 60,000 shares of Class A common stock. We will receive some of the proceeds (85%) from the sale of the shares. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $10 and $25 per share.

Following this offering, we will have two classes of authorized common stock Class A common stock and Class B common stock. Holders of Class A stock are entitled to one vote per stock while holders of Class B stock are entitled to 4 votes per stock. The Class B common stock is equally convertible to Class A common stock at any time.

An application to list the Class A common stock on the Bulletin Board Over The Counter market will be made soon under the symbol 'XG4K'.

There are Risks involved in investing in our Class A common stock see: Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges.

Price $10 per Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Xgains4keeps Inc	Proceeds to Selling Stockholders
Per Share	$10	$1.50	$8.50	$0
Total	$10	$90,000	$510,000	$0

Xgains4keeps will grant the underwriters if any the right to purchase additional shares to cover over-allotments if it arises.

The price to the public and allocation of shares will be determined first and foremost by an auction process if it is possible. It that is not the case the price will be left at a fixed price between $10 and $25.

The Securities and Exchange Commission and the state securities regulators have not disapproved or approved these securities and have not determined this prospectus as truthful or complete. Therefore any representation of this prospectus in the contrary is a criminal offense.

Xgains4keeps is looking forward to delivering the shares to potential investors on or about March 2012.

NAME OF THE UNDERWRITERS IF ANY HERE

TABLE OF CONTENTS

Page

You should rely only on the information available in this prospectus. No authority has been given to anyone or organization to provide you with information that is different from what is in this prospectus. We are seeking offers to buy and at the same time we are offering to sell shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate and complete only as of the date of the front cover regardless of the time and date of delivery of this prospectus or of any sale of shares. In this prospectus the "Company," "Xgains4keeps," "we," "us" and "our" refer to Xgains4keeps Inc., a Nevada corporation, and, where appropriate, its subsidiaries if any except where the context requires otherwise.

As it stands individual investors in any jurisdiction outside the United States have not been qualified to part take in this offering.

Until February 27 2012, 25 days after the date of this offering, all dealers that effect transactions in Xgains4keeps shares, whether or not participating in this offering, may be required to deliver a prospectus. This also includes the dealers' obligation to deliver a prospectus when acting as an underwriter and with regard to their unsold allotments and subscriptions.

LETTER FROM THE FOUNDERS

INTRODUCTION

Xgains4keeps is not like companies you deal with regularly or know of, it is different to some extent. The mission of the founders is to run this internet based company as one that really delivers real and tangible 'Gains' to the internet users that use its website. We hope to foster an atmosphere of challenge, innovation and creativity. This atmosphere if all things are equal will lead yet more derivable 'Gains' for the users of the website and the various applications on it and other websites.

In other that these 'Gains' which are in the form of Xgains4keeps shares or option contracts as the case may be to be of real economic value to the user it has to be in the public domain for liquidity reasons as well as to raise the needed capital to operate the company effectively. Indeed going public to raise capital, listing the shares on the Bulletin Board OTC and increasing the number of registered shares may jeopardize the current independence that allows us to sustain the current business model, philosophy, mission and vision.

PROVIDING VALUE FOR THE INTERNET USER

This company was founded by Ugochukwu Unamka and the objective was to add an incremental value to the utility derived by the internet user something slightly different from what other companies are doing. Here at Xgains4keeps we aim to deliver no matter how small some economic benefit from the use of the internet as it is now and as it will be in the near and distance future. The company has not really started making money but advertising is expected be our principal source of revenue as well as equity and other investment transactions. We are confident that we will deliver real and tangible value to the users and profit for the investors going by the model we have adopted.

LONG TERM FOCUS

If the circumstances require that we ignore short-term results for the long term benefit of our shareholders we will do exactly that and we also expect that our shareholders will also take the long term view as well. We will not be distracted by the pressure to have earnings inline with analysts' expectations that are normally smaller and predictable as against the larger more unpredictable returns.

As it stands Xgains4keeps does not have adequate funds to operate the company, with this Public Offering and the subsequent ones coupled with consequent fund raising that will be taken care of. With the funds in place the operations will generate adequate cash that will give us among other things the flexibility to minimize costs and take advantage of the economies of scale. Our decisions will not be based on accounting considerations but on business fundamentals with the long term good of the company and shareholders constantly considered.

RISK VERSUS REWARD IN THE LONG TERM

The business environment Xgains4keeps operates in changes rapidly and needs long term investment and because of short term earnings demands we will not hesitate to place a bet on an investment opportunity that has a high-risk and high-reward. We many have some volatility quarter to quarter due to losses and gains of new projects but in the long term their will be more value and profits.

EXECUTIVE ROLES

As at the time of writing this prospectus this company was run by me Ugo Unamka and all the decision were made by me as well. Directors, Owen Altraide, Kene Onah and Emeka Ezeoke are consulted very often; this also happens when very important issues arise before decisions are made. Kene Onah is a Risk Manager at one of Nigeria's and Africa's most capitalized banks Fidelity Bank Plc, he has an MBA. Owen Altraide is a very experienced financial and economic policy manager and has an MBA, and Masters of Economic Policy Management from Harvard University. Emeka Ezeoke is a highly experienced software expert and has a BSc in Industrial Chemistry. I recently completed an MPhil/PhD thesis in

Mechanical Engineering/Computational Mechanics. The company will hire other experienced executives following this offering.

CORPORATE STRUCTURE

The corporate structure is a dual ownership structure; see earlier sections of this prospectus, the reason for that is to ensure that outside parties do not take control of the company and influence the independence, vision and mission of the company. This will help this transition from an underfunded private company to a funded public one to be a somewhat smooth one. It will leave the executives running the company at anytime to have significant control of the company's strategic decisions for the purpose of retaining the long term objectives. This will also leave new investors with less influence on the company's strategic decisions.

BECOMING A PUBLIC COMPANY

The key reasons for Going Public are Raising needed funds to hire future Employees, ascertain equity liquidity for new and old Investors as well as our website User's and a broader shareholder base. Xgains4keeps is out to add some incremental value to the use of the internet by offering the users of its website its shares or option contracts as such they have to be sufficiently liquid hence one of the reasons we are Going Public.

IPO PRICING AND ALLOCATION

We really do not expect that much of the shares that we are registering will be sold off during the IPO period as underwriters are not fully engaged in this exercise at this time. All the registered shares will be available for sale and far more will be available in a subsequent offering possibly a few months after this IPO. The availability of all the registered shares in this IPO is to demonstrate to new investors that the price is a fair value hence justifying the sale.

EMPLOYEES

We will extend a significant ownership to future employees and offer them time saving and healthy benefits as such we hope to attract the most creative technologists and business people.

CONCLUSION

Xgains4keeps Inc's business model is not conventional and here we believe that we have to see that the users of the internet-individuals and organizations deserve more than they are getting from it as it concerns real and tangible 'Gains' and we have set out to do something about it. Our mission and further description of our business can be seen in the rest of this prospectus, we cannot anticipate all possible questions you may have but we will try the much we can to do so in the prospectus.

UGOCHUKWU UNAMKA
UGOCHUKWU UNAMKA

SUMMARY INFORMATION, RISK FACTORS

Xgains4keeps Inc

Xgains4keeps Inc is a start up that runs and owns the website composed of its name; it is a content driven web site. The company seeks to extend some 'gains' or incremental value to its website users by extending its own equity or stock options as the case may be to them. The website provides a platform for user driven content: as such the content enables the company to continue positioning itself as a formidable source of unreported pieces of news, information as a whole, academic and business reference materials and much more. In addition to that the company will continue to mop up revenue accruing from the existence of these contents.

The company is at the forefront of creating by far more tangible value from the use of the internet as a means of disseminating information and sharing content as well as providing a fulfilling experience. This added value or 'gains' can in turn become a resource pool (capital) or much more which will lead to possibly more 'gains' or value as the case may be. Equity funding of Six Hundred Thousand Dollars ($600,000) is needed in the short term to: develop the business, promote and get the word out, employ and develop the needed manpower, advance the technological base of the company, ensure that there is money in the stock, expand the company's reach around the world, ensure that there is sufficient liquidity until the business breaks even and much more.

Corporate Information

Xgains4keeps Inc was incorporated in June 2009 in Nevada and we are currently operating from 96 Knapmill Road, Bellingham, London, SE6 3TE and our telephone number is +442035613029 or mobile phone number: +447888023784. We own and run the website of our company and this website is composed of the company name, the information available on this website is not part of this prospectus.

Summary Consolidated Financial Data

	Year Ended June 30 2010	Year Ended June 30 2011	Month Ended January 2012
Consolidated Statements of Operations Data:	**(unudited estimate)**	**(unudited estimate)**	**(unudited estimate)**
Net Revenues/Capital Inflow ($)	966.05	1079.86	203.56
Costs and Expenses:			
Cost of revenues ($)	0.00	0.00	0.00
Research and development ($)	0.00	0.00	0.00
Sales and marketing ($)	32.02	263	0.00
General and administrative ($)	934.03	816.86	186.08
Stock based compensation ($)			
Total Costs and Expenses ($)	966.05	1079.86	186.08
Income (- loss) from operations ($)	0.00	0.00	0.00
Interest income (expense) and other, net ($)	0.00	0.00	0.00
Income (loss) before income taxes ($)	0.00	0.00	0.00
Provision for income taxes ($)	0.00	0.00	0.00
Net income (- loss) per share ($)	0.00	0.00	0.00
Net income (- loss) per share: ($)			
Basic	0.00	0.00	0.00
Diluted	0.00	0.00	0.00
Number of shares used in per share calculations:			
Basic (unregistered)	320,000,000	320,000,000	320,000,000
Diluted (unregistered)	320,000,000	320,000,000	320,000,000

	At June 30, 2011 Actual (unaudited)	After Offering Pro Forma as Adjusted (unaudited)
Consolidated Balance Sheet Data:		
Cash, cash equivalents and short term investments ($)	0.00	510,000.00
Total Assets ($)	0.00	612,000.00
Long Term Liabilities ($)	0.00	0.00
Redeemable Convertible Prefered Stock Warrant ($)	0.00	0.00
Deferred Stock-Based Compensation ($)	0.00	0.00
Total Stock Holders' Equity ($)	0.00	510,000.00

Risk Factors

An investment in Xgains4keeps Inc involves significant risks. Care must be taken to read the risk factors described below.

Risk Associated with the Business and the Industry

We will be facing serious competition from the Industry giants like Microsoft, Yahoo, Google and Facebook and so many other organizations. These organizations and the many other ones are constantly innovating and stand a good chance of attracting users as well as advertisers than we do as it stands. They have invested in research and technology heavily and have so many times more employees. Their positions can affect our potential to attract revenue.

We will be facing traditional media organizations and large advertisers who may not want to include us in their advertising budget. We have a lucrative offer for advertisers especially the large ones, but if we fail to convince them to advertise with us we may see a decline in revenue or none at all.

In future we may establish an advertising network of affiliates that carry our advertisement for us on their websites and applications; if they demand more fees or a greater percentage of the advert proceeds from us revenue will be affected as well operating margins.

Our operating outcomes may vary as a result of different factors; which may be beyond our control and some of them are listed below:

Ability to continue attracting and retaining users to our websites

Ability to compete sufficiently

The varying percentage of net revenue from network adverts

The uncertainty in the proceeds figures from affiliate adverts and marketing, this is the case where we are affiliates to organizations like Amazon, Clickbooth and more.

The varying operating costs and capital expenditure as it concerns expansion, operations, infrastructure and maintenance.

The consequence of our long term focus as against the short term

The outcomes of risky investments and projects.

The economic outlook especially as it concerns the Internet and Internet Advertising.

The ability to operate our websites sustainably at meaningful cost levels as well as keeping them on.

Ability to attract, retain and motivate super top quality staff.

The display or posting of certain adverts can be affected by local and foreign regulations.

Ability to develop and upgrade our products, infrastructure and products.

The adverts we will be delivering may be blocked by new technologies and users may adopt them.

Ability to protect our intellectual property rights.

The cost and outcome of the possible litigations we may face from the content on our web pages from us and the users as the case may be and much more.

Ability to forecast revenue from agreements under which we guarantee minimum payments.

Ability to deal and manage advert related fraud like click through fraud and other violating activities.

Ability to sufficiently integrate and manage companies we acquire.

Advertisers can call and cancel their payments for adverts or stop placing them as the case may be without notice and if we do not remain competitive this may be the case.

Upon raising the funds from this offering and subsequently we are likely to experience significant growth in our head count and operation and it will place a significant demand on our funds and management as a whole. If we do not manage and coordinate this growth very well the growth can get impaired and may affect our financial position as well.

If we fail to establish and maintain an effective internal financial control, our ability to accurately produce our financial report and indentify fraud will be impaired, investors may loose confidence in our ability to report effectively and consequently our share price may suffer.

If we fail to develop, maintain and enhance our brand, our business and operations may be impaired.

If we fail to maintain and protect our intellectual property rights the value of our products, brand and services may be affected.

Our business model among other things involves extending in the direction of our users and advertisers or sponsors our shares as such there may be issues arising as a result of this and possibly more.

In future we may face intellectual property right claims which are costly to defend and may require us to pay damages and can limit our operations and use of certain technologies.

Expanding internationally is something this company will pursue as such the risks of doing so will most certainly be there, some of them are listed below:

- Possible Longer Payment Cycles

- Credit risk and higher levels of payment fraud

- Legal and regulatory restrictions

- Currency exchange fluctuations

- Foreign exchange controls that might hinder remittances

- Political and economic instability

- Potential adverse tax consequences

- Higher costs associated with doing business internationally

If we fail to detect click through fraud, our advertisers may loose their confidence in us and our capabilities.

Various laws in the U.S and elsewhere can affect our ability to offer certain products and services.

If we loose the services of our Founders and Senior Managers we may loose our ability to execute our strategy.

If we are unable to retain or motivate key personnel or hire competent personnel, we may not be able to grow effectively.

We have a brief operating history and a relatively new business model in a rapidly evolving market, as such it may be difficult to ascertain our prospects and that may increase the risk of your investment.

We rely on Hosts, that carry our websites and they provide other services as well, if they have problems be it technical or financial it could affect us.

The fair value of the shares we are extending in the direction of our users and employees and in future option contracts may be recorded as expense in accordance with FASB directives, as such that may result in accounting charges and a large expenditure.

The hedging strategies we may implement against currency fluctuations as we would be operating internationally may not always be effective.

Obtaining and maintaining insurance can be very expensive and as such we may not get all the insurance we need and if we do it may be costly.

Acquiring other businesses could result in operating bottlenecks and difficulties, can also result in dilutions and other harmful outcomes.

At some point we may face commercial disputes that may affect our business.

To remain effective in this market and business we have to adapt quickly to changing technologies, failure to do so at any point may affect our business.

Risks Pertaining to the Public Offering of our Shares

The price of our Class A Common shares may turn out to be lower than what you paid or even become volatile, we cannot say how liquid the market will be and the offering price may not be an indicator of what the price will be in the public market.

The use of the proceeds of this offering may be applied to other aspects of our business that may not improve operating outcomes and the value of your shares.

A substantial dilution of the price of our Class A Common shares is a reality since the net tangible book value per share is less than the $10 offering price.

We are likely not to pay dividends on the capital stock we will acquire following this offering meaning you are not likely to receive a dividend, the earnings will be retained until we decide otherwise.

We are likely to incur huge recurring legal and accounting costs as a result of being a public company.

The fact that a significant percentage of the capital stock ownership is held by our Founders and Directors may limit your ability to influence corporate matters especially as their Class B Common Stock will have a greater vote relative to the Class A Common Stock; which we are selling.

Future issues and sales of shares could lead to a decline in the price of the shares. We are selling and registering 60,000 shares in this offering and we will have 319,940,000 outstanding and unregistered.

The remaining 319,940,000 may be registered and available for sale after 180 days after the restrictions in this offering elapse.

USE OF PROCEEDS

We hope to receive net proceeds of $510,000 from our sale of 60,000 Class A Common Stock based on the assumed and discounted public offering of $8.50 per share. We will not receive any proceeds from the selling stock holders selling their shares if any.

We intend to use the net proceeds from this offering for general corporate purposes including:

i. Sales and marketing expenses, research and development expenses, general and administrative expenses

ii. Capital expenditures

iii. Possible acquisition of technologies and other assets

iv. Short term investment grade securities

DETERMINATION OF OFFERING PRICE

The unregistered shares we have extended in the direction of our website Users is valued at $10 so we deemed it necessary to leave the offering price at $10 to keep things as simple as possible.

DILUTION

Investing or purchasing our class A common stock your interest will be diluted to the extent of the difference between the initial public offering price per share of our class A common stock and the pro forma as adjusted net tangible book value per share of all our shares immediately after the offering, if this is the case.

Investors participating in this offering are likely to incur a substantial dilution from subsequent share issues or registration. Our unaudited pro forma net tangible book value was $102,000 at the end of June 2011. Going by the offering price of $10 per share and after deducting discounts and commissions our pro forma net tangible book value would be $612,000. This will increase our pro forma net tangible book by $510,000. As it stands with the 60,000 shares we are offering and the $612,000 net tangible book value, the price of your share will be $10.20. We still have a need to raise more capital and issue more shares for our website users, sponsors and employees as such there is likely to be some dilution especially if our tangible net book value does not increase significantly.

SELLING SECURITY HOLDERS

The table specifies the beneficial ownership of our common stock as at January 31st 2012 and adjusted to reflect the sale of Class A common stock offered by us in this offering, for

- Each individual we know that owns up to 5% and more of our common stock

- Each of our Directors

- Each of our named Executive Officers

- Our Directors and Executive Officers as a group

- All selling stock holders

The beneficial owner is c/o Xgains4keeps Inc 96 Knapmill Road, Bellingham, London, SE6 3TE, UK

SEC rules were used to determine the beneficial ownership except where otherwise indicated; the applicable ownership is based on the 219,000,000 unregistered Class A Common Stock of which 2,000 is registered and 101,000,000 unregistered Class B Common Stock. As it concerns the table below we did not deem these shares outstanding for the purpose of this offering.

	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After Offering		
	Common Stock				Common Stock		
Name of Beneficial Owner	Shares (Unregistered)	%	% Total Voting Power	Shares Being Offered	Shares (registered)	%	% Total Voting Power

Executive Officers and Directors							
Ugochukwu Unamka	100,000,000	31.25	125	0	100,000,000		
Emeka Ezeoke	1,000,000	0.313	1.25	0	1,000,000		

Based on the 2010/2011 Income Tax Return filled with U.S Internal Revenue Service Ugochukwu Unamka beneficially owned 89.8% of all classes of the company's registered stock as well as voting power; which is 2,000. Having increased the number of shares to accommodate more investors his ownership and voting power has since been reduced.

PLAN OF DISTRIBUTION

As it stands we will not be offering these 60,000 Class A Common Stock through underwriters.

The shares will be sold through the selling effort of a broker, as it stands no agreement exists between Xgains4keeps and this broker, all the 60,000 will be sold through this broker. Optionsxpress Inc is the broker Xgains4keeps has an account with so they may or may not be the broker that will distribute these shares. The broker can sell or buy the shares at a discounted price of $8.50 as against the offering price of $10.

Alternatively certain websites like eBay, Facebook and much more may be used to distribute the shares during the offering period. If this is the case the buyers will buy the share at $8.50 as against the $10 offering price.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following is a summary of our common and preferred stock and relevant provisions of our Bylaws.

Our Bylaws specify that we have two classes of common stock: Class A which has one vote per share and Class B which has 4 votes per share and may be convertible at any time to Class A common stock. Outside the latter the rights of the two classes are identical.

After this offering ends we will have registered or authorized capital stock of 60,000 shares, each with a par value of $0.001 per share of which all are Class A common stock for the time being.

As at June 30 2011, we had 219,000,000 Class A common stock outstanding and 101,000,000 Class B common stock outstanding as well. 3,000 Class A common stock are due our website users and sponsors as at June 30 2011.

Common Stock

Voting Rights

On all issues submitted to a vote of stockholders concerning the company holders of Class A and Class B common stocks will vote as a single class as they have identical rights.

Dividends

Holders of Class A and Class B common stocks shall be entitled to share equally dividends that our board approves regardless of the nature of the dividend; cash or shares. This means that if the case is shares Class A common stock holders will receive Class A common shares and Class B common stock holders Class B common shares.

Liquidation Rights

In the event of a liquidation, dissolution or winding-up, Class A and Class B common stock holders shall be entitled to share equally all assets left after the settlement of company's liabilities and preferred stocks.

Conversion

The Class A common stock are not convertible into any other shares of the company's capital stock.

Class B common stocks are convertible at any time into Class A common stock and upon transfer to any entity the former converts automatically to Class A common stock regardless of what the transfer is for.

In the event of the death of any Class B common stock holder who is a natural person his or her holding will automatically convert to Class A common stock.

A transfer and conversion into Class A common stock from Class B common stock the latter shall not be reissued.

No class of common stock shall be subdivided or combined unless the other class of common stock is concurrently subdivided or combined in the same proportion and manner.

Preferred Stock

Following the closure of this offering the board of directors of Xgains4keeps will have the authority to issue preferred shares for any purpose deemed fit without the approval of the stockholders.

Transfer Agent and Registrar

We currently have no plans to use the services of Transfer Agent and Registrar.

Listing

We plan to apply to have our Class A common stock listed on the Over The Counter Bulletin Board (OTC: BB).

INTEREST OF NAMED EXPERTS AND COUNSEL

There are no named experts or counsels involved in this offer as it stands for now.

INFORMATION WITH RESPECT TO Xgains4keeps Inc

Description of Business

Xgains4keeps Inc is a start up that runs and owns the website that is composed of its name; it is a content driven web site. The company seeks to extend some 'gains' or incremental value to its website users by extending its own equity or stock options as the case may be to them. The website provides a platform for user driven content: as such the content enables the company to continue positioning itself as a formidable source of unreported pieces of news, information as a whole, academic and business reference materials and much more. In addition to that the company will continue to mop up revenue accruing from the existence of these contents.

As it stands the business has not been able to attract a lot of user traffic, users and sponsors or advertisers to its website since its inception in June 2009. The campaign for traffic, users and advertisers is relentless and constant but is largely not very potent and productive since it is done with minimal funding.

The plan of operation for the remaining quarters of this fiscal year and the first six months of the next fiscal year are such that it is expected that much of the funds we intend to raise will be raised. The campaign for users, advertisers or sponsors and traffic will continue relentlessly as ever. Potential advertisers will be approached in a bid to sign up for advertising on our web pages and the latter will be optimized to perform better, entice and retain the attention of users. Experienced and capable employees will be hired and consulted as the case may be to join the campaign for improvement as well as the development for growth.

Description of Property

The company currently has no property.

Legal Proceedings

There are no legal proceedings against Xgains4keeps though the state of Nevada is owed $575 for annual directors filling.

Market Price of and Dividends on our Common Equity and Related Stockholder Matter

The common equity is currently not listed on any market but there are plans to list the latter on the OTC Bulletin Board.

There are no outstanding options or warrants to purchase, or securities convertible to common equity in this offering.

The number of holders of each class of our equity is four and there are 298 users of our website 'Likers' of our Facebook page who are entitled to the proceeds of our equity held by Xgains4keeps for them, they only own the proceeds that will accrue from the sale of the equity after they have been registered.

We have not paid any dividends to date and we do not plan to pay until much later.

The securities authorized for issuance for the benefit of users and sponsors or advertisers is considered by us to be under the equity compensation plan. So the table below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	None	Not Applicable	110,000,000
Equity compensation plans not approved by security holders	None	Not Applicable	110,000,000
Total	Not Applicable	Not Applicable	110,000,000

100,000,000 class A common shares will be issued in future for web users and sponsors or advertisers while 10,000,000 will be issued for employee compensation, all are subject to change.

Our common stock is not and was never registered under section 12 of the Exchange Act as such a performance graph in that regard is not available or non-existent.

Financial Statements

Financial Statements

Profit and Loss (P&L)

	Mo1	Mo2	Mo3	Mo4	Mo5	Mo6	Mo7	Mo8	Mo9	Mo10	Mo11	Mo12	Total Y1	Total Y2
Revenue/ Capital Inflow ($)	25.58	17.48	17.48	17.48	93.68	17.48	17.48						966.05	1079.86
Cost of Goods ($)	───	───	───	───	───	───	───	───	───	───	───	───	───	───
	===	===	===	===	===	===	===	===	===	===	===	===	===	===
Gross Profit ($)	25.58	17.48	17.48	17.48	93.68	17.48	17.48						966.05	1079.86
Gross Margin ($)	───	───	───	───	───	───	───	-----	───	───	───	───	-----	-----
Expenses ($)	───	───	───	───	76.20	───	───	───	----	----	----	----	0.00	0.00
Salaries ($)	───	───	───	───	───	───	───	-----	───	───	───	───	0.00	0.00
Admin ($)	17.48	17.48	17.48	17.48	17.48	17.48	17.48	-----	───	───	───	───	934.03	816.86
R&D ($)	───	───	───	───	───	───	───		───	───	───	───	0.00	0.00
Marketing ($)	8.10	───	-----	───	───	───	───	-----	───	───	───	───	32.02	263.00
Sales ($)	───	───	───	───	───	───	───	-----	───	───	───	───	-----	-----
Depreciation ($)	───	───	-----	───	───	───	───	-----	───	───	───	───	-----	-----
	==	==	==	==	==	==	==	==	==	==	==	==	==	==
Profit Before Interest and Tax (PBIT)	0.00	0.00	0.00										0.00	0.00

($)														
Interest ($)	___	___	-----	___	___	___	___	-----	___	___	___	___	0.00	0.00
Taxes ($)	----	----	-----	----	----	----	----	-----	----	----	-----	-----	0.00	0.00
NET PROFIT ($)	0.00	0.00	0.00										0.00	0.00

Cash Flow Analysis

	Mo1	Mo2	Mo3	Mo4	Mo5	Mo6	Mo7	Mo8	Mo9	Mo10	Mo11	Mo12	Total Y1	Total Y2
Change in Receivables ($)	0.00	0.00	0.00	0.00	0.00	0.00	0.00						0.00	0.00
Change in Fixed Assets ($)	0.00	0.00	0.00	0.00	0.00	0.00	0.00						0.00	0.00
Change in Other Assets ($)	0.00	0.00	0.00	0.00	0.00	0.00	0.00						0.00	0.00
Change in Payables ($)	25.58	17.48	17.48	17.48	93.68	17.48	17.48						966.05	1079.86
Change in Loans ($)	0.00	0.00	0.00	0.00	0.00	0.00	0.00						0.00	0.00
Change in Other Liabilities ($)	0.00	0.00	0.00	0.00	0.00	0.00	0.00						0.00	0.00
Plus Depreciation ($)	0.00	0.00	0.00	0.00	0.00	0.00	0.00						0.00	0.00
Change in Net Income ($)	25.58	17.48	17.48	17.48	93.68	17.48	17.48						966.05	1079.86
Change in Cash Flow (+/-) ($)	25.58	17.48	17.48	17.48	93.68	17.48	17.48						966.05	1079.86

Management's discussion and analysis of Financial Condition and Results of Operations

Liquidity: We have identified potential lawsuits, charges, unexpected eventualities and poor or no income as some of the issues that can affect our liquidity negatively. Yet better than expected cash inflow from our activities is one issue that can affect our liquidity positively. The realization of the expected funds we expect to raise in this offering will most certainly improve our liquidity for the short-term. In other to remedy any situation or minimize a case where our liquidity would be affected negatively, we will ensure that sufficient funds are allocated for eventualities, hedge as much of our bets as possible using existing financial instruments provided they are sensible, commensurate and will actually deliver the desired remedy. The latter is at it concerns our cash inflow.

Capital Resources: The material commitments for capital expenditures for the last fiscal year were minimal if not non-existent. For the current year the anticipated source of funds is the funds we expect to raise from this offering directly or from minimal credit if that turns out to be an option to take. The purpose will be to acquire office equipment, computers and related devices as well as application development costs as it concerns our websites.

We currently do not know of any favourable or unfavourable trends that can affect our capital resources, but we know that the more capital we wish to raise from the capital market the more the cost. So if we do not secure enough capital or income we may not be able to pay for future offerings.

Results of Operations: As it stands since the company started operating there has been attempts to get revenue coming in but that has not been forth coming. The effort to get the revenue coming in has been through direct contact of potential patrons and indirectly through affiliate marketing from Amazon.com, Clickbooth.com, Clickbank.com and much more. The inadequate funding also means that much of the effort to get revenue coming in will not be potent at all. We also see the likelihood of taking on debt; which means monthly interest payments that may be above average.

With the foregoing the reluctance of potential sponsors to patronize us or our users to pay for the promotion of their content and more or those of our advertisers is a trend that can and has been affecting our sales and income. The other trend is the economic climate of the various markets we solicit for patronage.

Our financial statements do not show any material increases in net sales though there was an increase in funding for operations from the first fiscal year to the second fiscal year.

Inflation has had no input on our net sales or revenue as the latter was nonexistent during the last two years of our existence.

Trends in Our Business

Our business has not grown especially as it concerns revenue and there has been a constant technical challenge to identify and rectify technical problems as well as dealing with the feel the web pages have among other things. There has really been no revenue since inception and it has been very difficult to sell the advert opportunity to potential customers or clients and the marketing needed to buttress that has been almost non-existent or insufficient. We have also not been able to get users to shop through our amazon.com and .co.uk affiliate shops or through the advert banners from the latter and those of others. The funding so far has been from the personal resources of the founder. The company in the midst of all its challenges has put in a lot intellectually especially with its Xgains4keeps Stocks Take Away Series. A lot of the series' web pages rank high for a lot of search terms on Google and other search engines.

Off-balance Sheet Arrangements

We currently do not have off-balance sheet arrangements that are likely to cause any current or future effects on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors. We extend equity in the direction of our website users and advertisers or sponsors alike, as such in future this may lead to changes in our financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources, but as it stands we do not have any arrangement in place.

Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
[Long-Term Debt Obligations]($)*	0.00	0.00	0.00	0.00	0.00
[Capital Lease Obligations]($)*	0.00	0.00	0.00	0.00	0.00
[Operating Lease Obligations]($)*	11,661.75	925.75	2928.00	4880.00	5856.00
[Purchase Obligations]($)*	0.00	0.00	0.00	0.00	0.00
[Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP]($)*	0.00	0.00	0.00	0.00	0.00
Total ($)	11,661.75	925.75	2928.00	4880.00	5856.00

*These are obligations as things stand but as the business expands these will equally be more.

In the table above $925.75 represents $575 that is due to the U.S state of Nevada for Annual List of Directors Filling while $134 represents payments due our Hosting Service Provider and $216.75 represents payment due our Nevada registered agent. The other figures $2,928, $4,888 and $5,856 represent Annual List of Directors Filling, Host Fees and Registered Agent fees for three years, five years and six years respectively. These figures may be far more than what we have stated above as our operations may require us to take on more data space with our Hosting Service provider and much more.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

During the last two fiscal years of the company's existence it did not take up the services of any accountant and its financial statements have never been audited. Audits will be carried out once the resources to do so are available.

Quantitative and Qualitative Disclosures about Market Risk

There is no disclosure as it concerns market risks since we currently have no exposure to the markets.

Directors and Executive Officers

The Directors and Executive officers are Ugochukwu Unamka, Owen Altraide, Kene Onah and Emeka Ezeoke. Kene Onah is a Risk Manager at one of Nigeria's and Africa's most capitalized banks Fidelity Bank Plc, he has an MBA. Owen Altraide is a very experienced financial and economic policy manager and has an MBA, and Masters of Economic Policy Management from Harvard University. Emeka Ezeoke is a highly experienced software expert and has a BSc in Industrial Chemistry. I recently completed an MPhil/PhD thesis in Mechanical Engineering/Computational Mechanics.

Name	Age (Years)	Position	Term (Years)	Term Served (Years)
Ugochukwu Unamka	35	Chairman/CEO	5	2
Emeka Ezeoke	35	Director	5	2
Kene Onah	34	Director	5	1
Owen Altraide	46	Director	5	2

Executive Compensation and Information

There was no compensation for the benefit of any Principal Executive Officer or Director during the last two fiscal years and the months there after.

Security Ownership of certain Beneficial Owners and Management

Title of class	Name and address of beneficial owner	(3) Amount and nature of beneficial ownership	(4) Percent of class
Class B Common Stock	Ugochukwu Unamka 96 Knapmill Road, Bellingham, London, SE6 3TE, UK	100,000,000	31.25

Title of class	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Class B Common Stock	Ugochukwu Unamka	100,000,000	31.25

Changes in Control: As more shares get issued and sold the control of Xgains4keeps may change as the voting power of the Principal Executive Officer and Chairman may drop. As the latter sells some of his equity this will also be the case.

Transactions with Related Persons, Promoters and Certain Control Persons

Transactions with related persons: During the last fiscal year Xgains4keeps had no transaction that exceeded $120,000 or $2,500 if we qualify as a small reporting company.

Review, approval or ratification of transactions: Transactions that have to be made that are more than $120,000 has to be checked and approved so as to ensure that there is some real if not tangible gain for the company. In the light of that if the $120,000 or more payment is not for essential or basic payments like paying salaries, settlements, rents and their like but for transactions like buying furniture, equipment, advertisement, paying for entertainment, paying for travels if possible it must be done through organizations that will return a commission for those transactions like amazon.com. The Chairman/CEO is responsible for applying these policies and procedures.

Investor Rights Agreement: We currently do not have any agreement with purchasers of our preferred stocks or warrant holders with the right to purchase our capital stock.

Promoters and certain control persons: We have had no promoter at any time during the past five fiscal years.

Corporate Governance

Name of Directors	Independence Status	Transactions	Relationships or Arrangements
Owen Altraide	Independent	None	None
Kene Onah	Independent	None	None
Emeka Ezeoke	Insider	None	Co-Founder
Ugochukwu Unamka	Insider	None	Founder

Board meetings and committees; annual meeting attendance: There were four board meetings during the last full fiscal year. We currently have no policy on board members' attendance at annual meetings of security holders.

We currently have no Audit, Nominating and Compensation Committees of the Board of Directors, or Committees performing similar functions.

Nominating Committee: We feel that it is appropriate not to have a Nominating Committee because the company is still a small one and there are only four directors.

There is no Nominating Committee Policy because there is no Nominating Committee currently in place.

The Procedure for considering candidates recommended by Security Holders: The recommended individuals will be checked to ensure that they have a good understanding and knowledge of our company, its philosophy and model. Secondly, ascertain that the individual is sufficiently mature. Thirdly that the individual has no bad history with other Boards they have been part of or currently part of.

Process for identifying and evaluating nominees for Director, including nominees recommended by security holders: The individuals are interviewed and in doing so the depth of their knowledge of risk analysis and financial management is ascertained as well as indentifying their impression of Xgains4keeps.

Audit Committee: we currently have no Audit Committee as such no charter exists, if we did a non independent director who is part of that committee would be one who is not an employee of Xgains4keeps.

Our financial statements are currently unaudited and no independent review has taken place, the statement has negligible entries in it and very much simple.

Compensation Committee: We currently do not have a standing compensation committee or committee performing similar functions, there is currently no role for such a committee as there are currently no compensations.

Shareholder communications: We currently do not have a process for security holders to send communication to the Board of Directors; this is so because we currently have a small number of security holders apart from our web users.

Board leadership structure and role in risk oversight: The leadership structure is such that the Principal Executive Officer and the Chairman of the Board is one person and we have no Lead Independent Director of the Board. This type of structure is appropriate as things stand since we are still pretty much a start-up company. The Board has an experienced Risk Manager who constantly oversees our risk outlook.